FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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1.	Telefónica — Filing of the 2008 Annual Report on Form 20-F	3

Press Release
Madrid, May 4th, 2009
TELEFÓNICA: FILING OF THE 2008 ANNUAL REPORT ON FORM 20-F
Madrid, 4 May, 2009. — On April 30, Telefónica, S.A. filed today with the U.S. Securities and Exchange Commission (SEC), its annual report on form 20-F for the year ended December 31, 2008. A copy of the annual report on form 20-F is available on the Company’s website at the shareholders and investors section:
http://info.telefonica.es/accionistaseinversores/ing/html/financyreg/20f.shtml
Telefónica’s shareholders -and holders of Telefónica’s American Depositary Shares- may obtain, free of charge, a printed copy of the Company’s complete audited financial statements for the period ended December 31, 2008.
For a copy, requests should be addressed to:

Shareholders Office	Investors Relation Department
Ronda de la Comunicación, s/n	Ronda de la Comunicación, s/n
28050 Las Tablas —Madrid-	28050 Las Tablas —Madrid-
SPAIN	SPAIN
Toll free number (calls within Spain):	Tel. +34 91 482 8700
900 111 004	Fax. +34 91 482 8600
Fax: +34 91 482 7987	Email: ir@telefonica.es
Email: accion.telefonica@telefonica.es

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 4th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors